July 27, 2005

By U.S. mail and facsimile to (602) 437-1681

Mr. Clint Tryon
Principal Accounting Officer
Meadow Valley Corporation
4411 South 40th Street, Suite D-11
Phoenix, AZ 85040

	RE:	Meadow Valley Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

		Form 10-Q for the quarter ended March 31, 2005
		File No. 0-25428

Dear Mr. Tryon:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

Financial Statements

Consolidated Balance Sheets, page 23
1. We note that your claims receivable, less current portion has remained constant at $3.5 million since December 31, 2003. Please explain, in detail, the collection status of these receivables and the basis for your assessment of its realizability.

1. Summary of Significant Accounting Policies and Use of Estimates

Inventory, net, page 29
2. Please explain to us the reason(s) for the decrease in the allowance for potentially obsolete or slow moving inventory during 2004.

4.  Contracts in Progress, page 33
3. Please help us understand why, in 2004, you did not deduct your claims receivable of $3.5 million in calculating your billings in excess of costs and estimated earnings on uncompleted contracts, whereas in 2003, you deducted your claims receivable of $7.6 million.

11.  Related Party Transactions, page 36
4. Your proxy statement indicates that you purchase materials, labor, and equipment from LAM Contracting, LLC, an entity in which you own
49%. However, your financial statements do not disclose the nature of your relationships with your related parties. In future filings, please include such information. See paragraph 2.a of SFAS No. 57.
Please also tell us how you account for LAM Contracting, LLC, your basis for this accounting, and where you reflect your share of the net assets and results of LAM Contracting, LLC in your financial statements.

12.  Income Taxes, page 37
5. In your rate reconciliation, please tell us the nature and amount of the items comprising "other."





Item 15.  Exhibits and Financial Statement Schedules, page 49

6.  	In future filings, please disclose as an exhibit or note to
your
financial statements your schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of
Regulation S-X. At a minimum, we would expect this schedule to include your allowance for doubtful accounts. Your filing should include an opinion from your independent accountants covering this schedule.

Form 10-Q for the period ended March 31, 2005

Financial Statements

5. Litigation and Claim Matters, page 12

7.  	MVCI has been named in two civil actions filed in Nevada
District
Court as a result of a fatal traffic accident involving one of its trucks. In future filings, please disclose the possible range of additional loss. See paragraph 10 of SFAS No. 5.

Management`s Discussion and Analysis, page 16

8.  	Please tell us your basis for classifying the reimbursements from
a subcontractor for costs incurred to complete their obligations and legal fees in interest income, as disclosed on page 18.

Item 4. Controls and Procedures, page 20

9.  	We note your disclosure that your chief executive officer and principal accounting officer concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule
13a-
15(e).



*    *    *    *

      Please respond to these comments by providing the supplemental information requested within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons names below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743, or
me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Nili Shah
								Branch Chief
??

??

??

??

Mr. Clint Tryon
Meadow Valley Corporation
July 27, 2005
Page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE